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	August 2, 2010	BRUSSELS
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Mr. Larry Greene		SYDNEY
Securities and Exchange Commission		TOKYO
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Washington, DC 20549		VIENNA

RE:	Fiduciary/Claymore MLP Opportunity Fund
(File Nos. 333-148949 & 811-21652)

Dear Mr. Greene:

Thank you for your telephonic comments received on July 15, 2010 regarding Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on July 6, 2010 (the “Registration Statement”). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments.  Changes will be reflected in the final prospectus and statement of additional information of the Fund, which will be filed in accordance with Rule 497 under the Securities Act of 1933, as amended.

1.             In the Statement of Additional Information, under the heading “Trustee Qualifications,” revise disclosure to clarify that such disclosure is as of the date of the Statement of Additional Information.

The Fund has made the requested revisions.

2.             In the Statement of Additional Information, under the heading “Trustee Qualifications,” revise the statement that “References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Trustee as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.”

The Fund has revised disclosure to state that “References to the qualifications, attributes and skills of Trustees do not constitute the holding out of any Trustee as being an expert under Section 7 of the 1933 Act or the rules and regulations of the SEC.”

3.             Add disclosure where appropriate, including immediately following the description of the Fund’s investment objective, that the Fund’s distributions may include return of capital.

The Fund has added the requested disclosure.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Thomas A. Hale

Thomas A. Hale